

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2020

Adam Gridley
Chief Executive Officer
Entera Bio Ltd.
Minrav Building - Fifth Floor
Jerusalem, Israel

Re: Entera Bio Ltd.
Registration Statement on Form F-3
Filed June 5, 2020
File No. 333-238988

Dear Mr. Gridley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Yasin Keshvargar, Esq.